Exhibit 12
GLADSTONE COMMERCIAL CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

					For the period
					February 14, 2003
	For the year ended	For the year ended	For the year ended	For the year ended	(inception) through
	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Net income (loss) from continuing operations	$6,031,515	$3,357,031	$3,510,957	$1,529,253	$(240,871)

Add fixed charges and preferred dividends	15,670,067	11,490,476	2,494,245	25,565	7,830

Earnings	$21,701,582	$14,847,507	$6,005,202	$1,554,818	$(233,041)

Fixed Charges:
Interest expense	10,847,346	8,041,412	2,187,586	—	—
Amortization of deferred financing fees	717,195	1,207,198	260,098	—	—
Estimated interest component of rent	11,776	54,976	46,561	25,565	7,830

Total fixed charges	11,576,317	9,303,586	2,494,245	25,565	7,830

Total preferred dividends	4,093,750	2,186,890	—	—	—

Total fixed charges and preferred dividends	15,670,067	11,490,476	2,494,245	25,565	7,830

Ratio of earnings to combined fixed charges and preferred dividends	1.4	1.3	2.4	60.8	— (1)

(1)	Note for the period February 14, 2003 through December 31, 2003 earnings, as defined, were insufficent to cover fixed charges by $240,871.